                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of April, 2003                    Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                               130 Adelaide Street
                                West Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F [X]                              Form 40-F [ ]

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes [ ]            Assigned File No. ____________ No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


                                      INDEX


Press Release dated April 2, 2003                                    Page 2
Press Release dated April 7, 2003                                    Page 3 - 4
Forms 45-102 dated April 22, 2003                                    Page 5 - 10
Signature Page                                                       Page 11

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

                      [LOGO] NORTH AMERICAN PALLADIUM LTD.

130 Adelaide St. West
Suite 2116                                      NEWS RELEASE
Toronto, ON
M5H 3P5

Website: www.napalladium.com                         April 2, 2003

FOR IMMEDIATE RELEASE                                Trading Symbol TSX - PDL
---------------------                                              AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                  NEW PRESIDENT AND CEO AND NEW APPOINTMENTS TO
                               BOARD OF DIRECTORS


NORTH AMERICAN PALLADIUM LTD. is pleased to announce the appointment of Andre J. Douchane as President and Chief Executive Officer. Mr. Douchane has 30 years experience in the mining industry at all levels, including development, construction, operations and corporate administration. He received a degree in Mining Engineering from the New Mexico Institute of Mining and Technology and he is also a graduate of the Executive Business Program at the Kellogg School of Business. He has experience in both open pit and underground mining acquired through his work at operations in Australia, South America and the United States. His has held senior positions with precious and base metal producers including: President and Chief Operating Officer, Chief Consolidated Mining Co.; Vice President Operations, Franco-Nevada Mining Corp.; Vice President Operations, Battle Mountain Gold and President, Battle Mountain North America; and Vice President and General Manager, Round Mountain Gold Company.

New appointments to the board of directors of North American Palladium are Mr. Douchane and Mr. Greg Van Staveren. Mr. Van Staveren, a Chartered Accountant and Certified Public Accountant (U.S.A.), is a consultant providing financial and strategic planning services. Prior to September 2001, Mr. Van Staveren was Vice President Finance and Chief Financial Officer of Martinrea International Inc. and prior to March 1998, he was a partner with KPMG LLP and a member of their mining group.

North American Palladium's Lac des Iles Mine is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. Palladium use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:
Michael P. Amsden - Chairman
Tel: (416) 360-2653  Fax: (416) 360-7709
Or
Andre J. Douchane, President & CEO
Tel: (416) 360-7590  Fax: (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel:  (416) 360-2650 Fax:  (416) 360-7709

News Release, April 7, 2003             -2-

                                     [LOGO]
                          NORTH AMERICAN PALLADIUM LTD.


130 Adelaide St. West                               -------------
Suite 2116                                           NEW RELEASE
Toronto, ON                                         -------------
M5H 3P5


Website: www.napalladium.com                        April 7, 2003

FOR IMMEDIATE RELEASE                               Trading Symbol:  TSX - PDL
---------------------                                               AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                  OPERATING PERFORMANCE FOR FIRST QUARTER 2003



During the first quarter of 2003, the mill processed 1,196,259 tonnes of ore or 13,292 tonnes per day with a palladium head grade of 1.99 grams per tonne, producing 58,791 ounces of palladium at a recovery rate of 76.9%. Other metal production during the first quarter of 2003 included 5,285 ounces of platinum, 4,564 ounces of gold, 1,396,155 pounds of copper and 772,545 pounds of nickel. This compares to the fourth quarter of 2002 when the mill processed 1,165,388 tonnes of ore or 12,667 tonnes per day with a palladium grade of 1.88 grams per tonne, producing 52,067 ounces of palladium at a recovery rate of 74.0%.

First quarter 2003 palladium production was 12.9% higher than the fourth quarter 2002, the result of improvements in mill throughput, head grade and palladium recovery. Mill throughput of 13,292 tonnes per day was achieved despite continuing problems with the primary crusher. The repaired crusher has proven unreliable since December 2002, and the Company has purchased a new primary crusher, which it expects to have operational by mid-2003. With the resumption of normal crushing operations it is anticipated further improvements will be made to daily mill throughput and palladium production.

Improved plant performance in the first quarter 2003 has resulted from a number of initiatives relating to the grinding and metallurgical processes. Ore blending procedures have been modified to provide a more consistent mill feed resulting in greater stability in the mill circuit. The operating and maintenance teams' performance has improved through experience and continuing training. Other improvements include better water control to the SAG mill, installation of a feed splitter to the ball mills to permit better distribution of feed gradient, and the installation of belt magnets to remove tramp iron resulting in better pebble crusher performance.

--------------------------------------------------------------------------------
News Release, April 7, 2003             -3-

These improvements combined with the Company's Palladium Sales Contract and palladium forward sales position should help the Company maintain a strong financial position. Despite the current weak spot palladium price, the Company will receive not less than US$440 per ounce for its expected palladium sales in 2003 as a result of the sales contract and hedging program.

The following table outlines the operating history since the first quarter of 2002:

-------------------------------------------------------------------------------------------------------
                                       Q1, 2002      Q2, 2002      Q3, 2002     Q4, 2002      Q1, 2003
-------------------------------------------------------------------------------------------------------
MILL THROUGHPUT (TONNES PER DAY)         13,391        13,959        13,161       12,667        13,292
-------------------------------------------------------------------------------------------------------
PALLADIUM RECOVERY (%)                    73.0%         76.0%         71.9%        74.0%         76.9%
-------------------------------------------------------------------------------------------------------
PALLADIUM PRODUCTION (OUNCES)            53,922        62,168        51,168       52,067        58,791
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. PALLADIUM use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:

Andre J. Douchane - President & CEO
Tel: (416) 360-2656  Fax:  (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel:  (416) 360-2650 Fax:  (416) 360-7709




Forward-Looking Statements - Some statements contained in this release are forward-looking and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such forward-looking statements include comments regarding mining and milling operations, mineral reserve and resource statements and exploration program performance. Factors that could cause actual results to differ materially include metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tons milled, geological, technical, mining or processing problems, exploration programs and future results of exploration programs at the Lac des Iles Mine, future profitability and production. The Company disclaims any obligation to update forward-looking statements.

--------------------------------------------------------------------------------
News Release, April 7, 2003             -4-

                                  FORM 45-102F2

                   CERTIFICATE UNDER SECTION 2.7(2) OR (3) OF
              MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

     1. North American Palladium Ltd. (the "Corporation") has distributed securities under a provisions listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section
         2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 28, 2003 of 45,308 common shares of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

         DATED at Toronto, Ontario this 22nd day of April, 2003.

         NORTH AMERICAN PALLADIUM LTD.
         By:


         "Mary Batoff" (signed)
         ________________________________
         Mary Batoff
         Secretary

                                  FORM 45-102F2

                   CERTIFICATE UNDER SECTION 2.7(2) OR (3) OF
              MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

 1. North American Palladium Ltd. (the "Corporation") has distributed securities under a provisions listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 14, 2003 of 59,385 common shares of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

     DATED at Toronto, Ontario this 22nd day of April, 2003.

     NORTH AMERICAN PALLADIUM LTD.
     By:


     "Mary Batoff" (signed)
     ________________________________
     Mary Batoff
     Secretary

                                  FORM 45-102F2

                   CERTIFICATE UNDER SECTION 2.7(2) OR (3) OF
              MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

 1. North American Palladium Ltd. (the "Corporation") has distributed securities under a provisions listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 9, 2003 of stock options to purchase 180,500 common shares of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

     DATED at Toronto, Ontario this 22nd day of April, 2003.

     NORTH AMERICAN PALLADIUM LTD.
     By:


     "Mary Batoff" (signed)
     ________________________________
     Mary Batoff
     Secretary

                                  FORM 45-102F2

                   CERTIFICATE UNDER SECTION 2.7(2) OR (3) OF
              MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

 1. North American Palladium Ltd. (the "Corporation") has distributed securities under a provisions listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 2, 2003 of a stock option to purchase 50,000 common shares of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

     DATED at Toronto, Ontario this 22nd day of April, 2003.

     NORTH AMERICAN PALLADIUM LTD.
     By:


     "Mary Batoff" (signed)
     ________________________________
     Mary Batoff
     Secretary

                                  FORM 45-102F2

                   CERTIFICATE UNDER SECTION 2.7(2) OR (3) OF
              MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

 1. North American Palladium Ltd. (the "Corporation") has distributed securities under a provisions listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 21, 2003 of 458 common shares of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

     DATED at Toronto, Ontario this 22nd day of April, 2003.

     NORTH AMERICAN PALLADIUM LTD.
     By:


     "Mary Batoff" (signed)
     ________________________________
     Mary Batoff
     Secretary

                                  FORM 45-102F2

                   CERTIFICATE UNDER SECTION 2.7(2) OR (3) OF
               MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

 1. North American Palladium Ltd. (the "Corporation") has distributed securities under a provisions listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 28, 2003 of a stock option to purchase 7,500 common shares of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

     DATED at Toronto, Ontario this 22nd day of April, 2003.

     NORTH AMERICAN PALLADIUM LTD.
     By:


     "Mary Batoff" (signed)
     ________________________________
     Mary Batoff
     Secretary

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 NORTH AMERICAN PALLADIUM LTD.

Date:  April 24, 2003                            By:  /s/ Mary Batoff
                                                    --------------------------
                                                          Mary Batoff

                                                 Title:  Secretary




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